NewAge, Inc.

2420 17th Street, Suite 220

Denver, Colorado 80202

February 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NewAge, Inc.
Registration Statement on Form S-3
File No. 333-252620

Ladies and Gentlemen:

Under Rule 461 under the Securities Act of 1933, as amended, NewAge, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 8, 2021, or as soon thereafter as possible. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Jeffrey Sherman, counsel to the Company, at +1 (303) 607-3666 or jeff.sherman@faegredrinker.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NEWAGE, INC.

By:	/s/ Gregory A. Gould
Gregory A. Gould
Chief Financial Officer